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January 26, 2007

Ms. Ta Tanisha Meadows
Ms. Donna DiSilvio
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Ms. Meadows and Ms. DiSilvio:

NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 5, 2007 (the “Second Comment Letter”) and refers to the comments of the Staff of the Commission in its letter dated September 21, 2006 (the “First Comment Letter”). The Registrant’s responses are keyed to the numbered comments of the Staff contained in the Second Comment Letter, which are set forth in full below immediately preceding each response.

The Registrant believes that, as suggested by the Staff, it can modify its disclosure, as appropriate, in future filings and requests that the Staff confirm its concurrence with this proposed approach to addressing the Staff’s comments and that no amendment of any filing is required by the Staff, except as described below.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures. page 25

1. We note in your response to our prior comment 2 in our letter dated September 21, 2006 that you would include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). However, your disclosures in Forms 10-QSB filed on November 17 and December 14, 2006 continue to omit parts of the definition. You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed. summarized and reported within the time periods specified in SEC rules and forms. In all future interim and annual filings, please revise to clarify; if true, that your principal executive officer and principal financial officer concluded disclosure controls and procedures are also effective in ensuring that material information required to be included in the report is made known to them by others on a timely basis and is accumulated and communicated to management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Response:  In future filings, the Registrant will revise its disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). The Registrant had actually filed its Quarterly Report on Form 10-QSB for the period ended September 30, 2006 before it had received the First Comment Letter and therefore was unaware of the Staff’s request at the time of such filing. The Registrant misunderstood the request of the Staff with respect to the undertaking to revise such disclosure when it filed an amendment to Form 10-QSB on December 14, 2006, erroneously believing that the Staff’s request was applicable to reports filed after such time, not amendments to reports previously filed prior to such time.

Notes to Financial Statements

Note 8. Loan Agreement - Augustine Loan, page F-18

2. We have read your response to our prior comment 3. Please tell us the basis in GAAP for recording the issuance of these warrants as a discount on Notes, citing relevant authoritative literature. In doing so, please tell us why your classification of these warrants complies with the requirements of EITF 00-19.

Response: Upon further review of the First Comment Letter and comment 3 therein, the Registrant believes that the confusion has been created by a misdescription in Note 8 of the way in which the transaction in question was handled, not in the financial statement presentation itself. The relevant passage of Note 8 to Notes to Financial Statement, contained on page F-20, states:

“Using the Black-Scholes pricing model, the Company allocated approximately $245,000 of the Augustine Loan proceeds to the warrants and $175,000 to the note payable, which allocations were made on a pro rata basis based on the fair value of the warrants. The Black-Scholes calculation assumed a discount rate of approximately four percent, volatility of 257 percent and no dividends. Given that the warrants were issued in conjunction with Loan Agreement, such fair value represents an effective discount on the debt and will be amortized over the term of the loan. Amortization of this discount for the year ended December 31, 2005 was approximately $0 and $61,500 for the years ended December 31, 2005 and 2004 and is recorded as additional interest expense in the accompanying consolidated statement of operations. In conjunction with the extension of the maturity date of the Augustine Loan from February 2004 to August 2004, the warrants held by Augustine Fund to purchase 6,158,381 shares of the Company's common stock were re-priced to an exercise price of $.035 per share.

This is not an accurate description of the accounting treatment of the transaction. Accordingly, the Registrant proposes to amend the previously-quoted disclosure in future filings to read as follows:

“The proceeds of $420,000 were recorded as a loan payable. Using the Black-Scholes pricing model, the Company valued the warrants issued in conjunction with this loan at approximately $245,000 and recorded the amount to prepaid interest expense and additional paid in capital. The Black-Scholes calculation assumed a discount rate of approximately 4%, volatility of 257% and no dividends. The $245,000 was charged to interest expense over the maturity of the loan payable. During the year ended December 31, 2004 the remaining amount of prepaid interest expense of approximately $61,500 was charged to interest expense.”

The basis in accounting literature for the accounting treatment of the transaction described above is FASB Current Text Sections D10.104 and D10.105.

Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheets. page 3

3. We note that the balance of notes payable remains unchanged from June 30, 2006 at $3,298,070. According to disclosures on page 39, we also note that you issued Fall 2006 Notes during the three months ended September 30, 2006, according to disclosures on page 39. Please tell us where you have recorded the new notes on the balance sheet or revise your filing accordingly.

Response: Upon further review of the Second Comment Letter and comment 3 therein, the Registrant believes that some disclosure should be modified in its Quarterly Report on Form 10-QSB/A for the period ended September 30, 2006 (the “Form 10-QSB/A”), because the disclosure does not unambiguously indicate that the $252,500 was in fact received subsequent to the end of the period ended September 30, 2006. The Registrant believes that the consolidated balances sheets are correct but that the related disclosure should be amended. Accordingly, the Registrant intends to amend promptly the Form 10-QSB/A (the “Amended Filing”).

At page 39, the first sentence, the disclosure which previously read:

“The Company has received gross and net proceeds of $252,500 from eight outside investors and issued Fall 2006 Notes, which allow conversion into an aggregate of 9,181,820 shares of common stock.”

will be amended to read:

“As part of the Fall 2006 Offering and subsequent to the end of the period ended September 30, 2006, the Company received gross and net proceeds of $252,500 from eight outside investors and issued Fall 2006 Notes, which allow conversion into an aggregate of 9,181,820 shares of common stock.”

and a conforming change will be made on page 22 of the Amended Filing.

Statements of Cash Flows. page 6

4. We note that the amount you have disclosed as cash provided by financing activities during the nine months ended September 30. 2006 does not agree to amounts disclosed on pages 38 and 39. In particular, we note that $802,500 was received during the first quarter related to the Third Offering Note and $252,500 was received related to the issuance of the Fall 2006 Notes during the three months ended September 30. 2006. Please reconcile these amounts and revise your filing accordingly.

Response: Upon further review of the Second Comment Letter and comment 4 therein, the Registrant believes that some disclosure should be modified in the Form 10-QSB/A, because the disclosure does not unambiguously indicate that (i) $252,500 in respect of the Fall 2006 Offering was in fact received subsequent to the end of the period ended September 30, 2006 and (ii) $25,000 in respect of the Third Offering was in fact received in the fourth quarter of 2005. The Registrant believes that the statements of cash flows are correct but that the related disclosure should be amended. Accordingly, the Registrant intends to amend the Form 10-QSB/A.

At Note 4, “Third Offering”, first paragraph, on page 21, the disclosure which previously read, in relevant part:

“Of this amount, $777,500 gross and net proceeds were recorded during the three-month period ended March 31, 2006, and the balance had been raised during 2005, excluding $25,000 received prior to the year end for which the Third Offering Note was not issued until the three-month period ended March 31, 2006.”

will be amended to read:

“Of this amount, $777,500 gross and net proceeds were recorded during the three-month period ended March 31, 2006, and the balance had been raised during 2005, excluding $25,000 received and recorded prior to the year end 2005 but for which the Third Offering Note was not issued until the three-month period ended March 31, 2006.”

Additionally, at the last sentence of the first paragraph on page 38, the disclosure which previously read, in relevant part:

“Of this amount, $802,500 gross and net proceeds were raised during the three-month period ended March 31, 2006, and the balance had been raised during 2005.”

will be amended to read:

“Of this amount, $777,500 gross and net proceeds were raised during the three-month period ended March 31, 2006, and the balance had been raised during 2005.”

Additionally, because the $252,500 in respect of the Fall 2006 Offering was received in the fourth quarter of 2006, not during the third quarter of 2006, as discussed in response to comment 3 above, the Registrant will amend the disclosure as discussed thereinabove.

Please also note, consistent with the Staff’s comment 2 in the First Comment Letter and comment 1 in the Second Letter, the Registrant will amend its disclosure in response to Part I, Item 3, “Controls and Procedures”, in the Amended Filing.

In connection with the foregoing response, the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the undersigned with any further comments or any other communications regarding the Comment Letter.

Very truly yours,

/s/ Lance Jon Kimmel
Lance Jon Kimmel